UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: <u>JANUARY 31st, 2006</u>

Commission File Number: <u>000-25553</u>

<u>AMERSIN LIFE SCIENCES CORPORATION</u>

(Exact name of registrant as specified in its charter)

Nevada	**98-0419476**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

410 Park Avenue, 15th Floor, New York, NY	**10022**
(Address of principal executive offices)	(ZIP Code)

Issuers Telephone Number: <u>604-881-2899</u>

Securities registered under Section 12(b) of the Exchange Act: <u>None</u>

Securities registered under Section 12(g) of the Exchange Act: <u>Common Stock, $0.001 Par Value</u>

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes <u>X</u>   No <u>____</u>

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ___

State issuer's revenues for its most recent fiscal year. $ 0.00

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.): $ 605,306 calculated as 19,911,885 shares at 3 cents per share as at May 31st, 2006.

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.   Yes ____   No _X__

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)
State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

As of May 31st, 2006, the Company had 32,516,885 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I,
Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1990).

Transitional Small Business Disclosure Format (Check one): Yes __; No X



Amersin Life Sciences Corporation

Form 10-KSB
For the Year Ended January 31st, 2006

T A B L E O F C O N T E N T S

Cautionary Note Regarding Forward-Looking Statements

This annual report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this annual report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," " plan," "foresee," "likely" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this annual report. The following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this annual report:

- the timing, impact and other uncertainties related to pending and future acquisitions by us;

- the impact of new technologies;

- the timing, impact and other uncertainties related to the introduction of new pharmaceuticals by ourselves;

- the timing, impact and other uncertainties related to the introduction of new pharmaceuticals by other manufacturers;

- changes in laws or rules or regulations of governmental agencies including but not limited to those that govern acquisitions in the pharmaceutical industry that might impact our ability to grow rapidly through acquisition;

- failure to achieve or maintain certification of our existing or other manufacturing facilities we may acquire in the future;

- our ability to attract funding on commercially viable terms with which to ; and

- currency exchange rate fluctuations.

These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in the forward-looking statements in this annual report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this annual report are made only as of the date of this annual report, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. Investors are advised to consult any further disclosures by us on the subject in our filings with the Securities and Exchange Commission, especially on our periodic reports on Forms 10-KSB, 10-QSB and current reports on Form 8-K (if any), in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risk, and certainties or potentially inaccurate assumptions. We cannot assure you that projected results will be achieved.

Readers of this annual report are cautioned not to put undue reliance on "forward looking" statements that are, by their nature, uncertain as reliable indicators of future performance. Amersin Life Sciences Corporation disclaims any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise.

As used in this annual report, the terms "we", "us", "our", "the Company" and "Amersin" shall mean Amersin Life Sciences Corporation. and its subsidiaries unless otherwise indicated. References to historical sales figures, market share, and other operational data refer to the business unit previously operated by the minority partner to the new joint venture. Further, unless otherwise indicated, reference to dollars shall mean United States dollars.

PART I

Item 1 – Description of Business

Business Development

Amersin Life Sciences Corporation. ("the Company") was incorporated in the State of Nevada, U.S.A. on December 18, 1998, under the name Explore Technologies, Inc. Following unsuccessful exploration work the Company's board of directors determined that further exploration of its property was not commercially viable and on April 25, 2000 decided to abandon its interest in the property. Subsequent to abandoning the interest, the capital of the company was consolidated on the basis of one new for ten old on September 24th, 2001.

In April 2002, the Company identified a business opportunity and attempted to acquire a business interest as a long distance carrier and provider of Voice over IP services. Concurrent with this it changed its name from Explore Technologies to Pan Asia Communications Corp. In September 2002 it entered into an agreement to rescind the acquisition agreement when it became apparent that it would not be possible to complete an audit of what was contemplated. Subsequent to rescinding the acquisition, the capital of the company was consolidated on the basis of one new for ten old on April 2nd, 2003.

On February 26th, 2003, the Company identified a new business opportunity and on March 18, 2003 entered into an Acquisition Agreement with Red Dot Capital Inc. ("Red Dot") to acquire 100% of Red Dot's 57.14% joint venture interest in Hubei Pharmaceutical Co., Ltd. ("HBJV"). HBJV was incorporated as a private Chinese joint venture corporation in the city of Xiangfan in Hubei province, People's Republic of China ("China") on January 24, 2003 by Red Dot and Hubei Zenith Airbeck Pharmaceutical Co. Ltd. ("Airbeck"). It is licensed to engage in research, development, production, distribution and sale of pharmaceutical products. Airbeck was a Chinese government funded company located in Xiangfan, involved in research, development, production and sale of bulk pharmaceutical products through its Bulk Division as well as over-the-counter and patented pharmaceutical products in dosage forms including injections, capsules, tablets, syrups and other form through its Dosage Division.

On April 2nd, 2003 our current president and a secretary were appointed to the board and the company accepted the resignations of all members of the previous board of directors. The company announced a name change to Hubei Pharmaceutical Group Ltd. and, on April 3rd, its shares commenced trading on the OTC Bulletin Board under the new trading symbol, HBEI.

On July 25th, the company completed acquisition of Red Dot's interest in the joint venture following completion of a an audit and vend-in to HBJV, by the minority partner Airbeck, of intangible assets comprised primarily of 120 pharmaceutical licenses representing its operating dosage division. Airbeck continued to operate the dosage division throughout the balance of the fiscal year under a special provision allowing them to deplete inventories and packaging while producing under licenses then owned by HBJV. Revenues and expenses during this period were for the account of Airbeck.

On March 1st, 2004, operations and operational revenues were transferred into HBJV from the dosage division previously operated by Airbeck.

During the second quarter last year, with an effective date of June 1st, 2004, the company acquired a 60% controlling interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. (Hubei Benda) for cash, some off which is due on a schedule in the current fiscal year, and for restricted stock issued at a price of $0.68.   1,600,000 shares were issued upon completion of the independent audit.   An additional 1,400,000 shares were to be issued upon licensing of one of several new Biotech pharmaceuticals owned by the joint venture to be used in treating diabetes and certain forms of cancer. Additional details regarding the acquisition are available in the Consolidated Balance Sheet and notes to the financial statements filed with the Securities and Exchange Commission on Form 8K September 7th, 2004 and on the company's quarterly report files with the Securities and Exchange Commission on Form 10-QSB September 22nd, 2004.

Subsequent to but with an effective date at the end of the quarter ended July 31st, 2004 the company disposed of its 57.14% interest in Hubei Pharmaceutical Co. Ltd. This transaction resulted in recovery of cash in the form of an account receivable from the purchase and recapture of previously recorded operating expenses in the form of credit notes against accounts payable. In total the accounts receivable and credit notes exceed the company's investment; however, as a result of other non-cash items, a terminal loss on disposal of $423,777 was recorded with respect to the transaction. Additional details regarding the disposal are available in the Consolidated Balance Sheet included with the company's quarterly report filed with the Securities and Exchange Commission on Form 10-QSB September 22nd, 2004 and on Form 8K filed with the Securities and Exchange Commission September 14th, 2004.

On January 14th, 2005 the company announced that it had changed its name from Hubei Pharmaceutical Group Ltd. to Amersin Life Sciences Corporation as well as a change in its trading symbol from HBEI to AMLS.

Subsequent to but with an effective date at the end of the quarter ended April 30th, 2005 the company disposed of its 60% interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. This transaction resulted in recovery of cash in the form of an account receivable of $220,000 from the purchaser, return to treasury of 1,600,000 shares, elimination of the requirement to issue an additional 1.4 million shares, elimination of approximately 1.2 million dollars of debt to the party from whom the interest was originally purchased and removal of all responsibility or liability with respect to the joint venture. Additional details regarding the disposal are available in the Consolidated Balance Sheet included with the company's quarterly report filed with the Securities and Exchange Commission on Form 10-QSB October 20th, 2005.

Business Of Issuer
Introduction
Amersin Life Sciences Corporation currently has no operating business or interest in any subsidiary operations.

Item 2 – Description of Property

Amersin Life Sciences Corporation has nothing to report.

Item 3 – Legal Proceedings

There is an amount of $82,056 deposited with the Court in China and reported as restricted as to use. Amersin prevailed in this action in which the other party was found guilty of criminal action and imprisoned. Since release the other party has filed an objection as to the release of funds. The company has responded by filing an objection to the filing by the other party and at present the other party may now be facing additional criminal charges; however, the funds remain held by the court and the company has written off the amount in 2006 as it may not be recoverable or the costs to recover may exceed the amounts on deposit.

In the fiscal year ended January 31st, 2006, an attorney claiming to have worked for the Company at the direction of a prior board several years ago sued and was awarded judgment for fees and interest, currently amounting to $39,864. The company was unaware of the lawsuit pending and did not appear to file a defense. Management anticipate that this will be settled in the second quarter.

Item 4 – Submission of Matters to a Vote of Security Holders

Amersin Life Sciences Corporation has nothing to report.

PART II

Item 5 – Market for Common Equity and Related Stockholder Matters

Market
The Company was first quoted on the Over The Counter (OTC) Bulletin Board on October 19th 1999. Our common stock began quotation on the OTC Bulletin Board under the trading symbol "HBEI" on April 3rd, 2003 and than as AMLS on January 14th, 2005 following our name change from Hubei Pharmaceutical Group to Amersin Life Sciences Corporation. Our common stock is also listed on the Frankfurt Stock Exchange under the trading symbol HUQ.

Share Price History
The OTC Bulletin Board represents our primary market. The following quotations reflect the high and low bids for our common stock on a quarterly basis for the past two fiscal years as quoted with OTC Bulletin Board. Data prior to April 3rd 2003 when the company consolidated its capital on a 10 old for 1 new share basis have been adjusted to reflect the consolidation. These quotations are based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Quarter Ended	High Bid	Low Bid
April, 2005	$0.93	$0.52
July, 2005	$0.72	$0.29
October, 2005	$0.59	$0.35
January, 2005	$0.60	$0.35
April, 2005	$0.75	$0.32
July, 2005	$0.36	$0.07
October, 2005	$0.18	$0.08
January, 2006	$0.12	$0.015

Holders

As of January 31st, 2006 there were approximately 123 registered holders of our common stock. This information was taken from reports provided to us by our transfer agent. As many of the shares of common stock are held in street name, there may be additional beneficial holders of our common stock.

Dividends

To date, we have not paid dividends on our common stock. The payment of dividends on our common stock, if any, is at the discretion of the board and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. We do not intend to declare dividends in the foreseeable future.

Equity Compensation Plan

The following table summarizes equity previously authorized for issuance under equity compensation plans. Additional information is available on Form S-8 filed with the Securities and Exchange Commission on December 9th, 2003 which set aside for distribution 4,250,000 shares, 1,250,000 of which were reserved for issuance upon conversion of stock options for management services and 3,000,000 of which were set aside for distribution pursuant the Company's 2003 Stock Option Plan.

Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,775,000	$0.3068	2,050,000
Equity compensation plans not approved by security holders			
Total	1,775,000	$0.3068	2,050,000

Recent Sales of Unregistered Securities

On May 14th, 2002 and June 14th, 2002 the company issued a total of 26,598,500 shares with respect to the acquisition of Access Networks Ltd. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The acquisition was subsequently rescinded and all but 3,325,620 shares were returned to treasury. The company consolidated its common stock on a 10 old for one new basis following this issue reducing the number or issued shares with respect to this transaction to 332,562.

On December 10th, 2002 the company issued 4,000,000 shares in settlement of debt. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The debt settlement was subsequently renegotiated and settled with cash at a discount. The shares were returned to treasury.

On March 14th, 2003 the Company issued 1,500,000 shares of common stock at a price of $0.01 per share to a creditor in settlement of a debt of $15,000.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The company consolidated its common stock on a 10 old for one new basis following this issue reducing the number or issued shares with respect to this transaction to 150,000.

On March 17th, 2003 a prior board authorized and the Company issued 1,000,000 shares of common stock, at a price of $0.01 per share to its president as a signing bonus pursuant to a resolution dated December 4th, 2002. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. This President then resigned. The company consolidated its common stock on a 10 old for one new basis following this issue reducing the number or issued shares with respect to this transaction to 100,000.

On April 3rd, 2003, the Company issued 3,000,000 shares of common stock pursuant to an agreement entered into with Red Dot Capital, Inc. to acquire a 57.14% interest in a joint venture located in China. This issue was recorded at par value. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On July 6th, 2003 the Company issued 80,000 shares of common stock for the private placement subscription tendered by an accredited investor and closed May 30th, 2003. The investor subscribed for 80,000 units consisting of one share at $0.15 and 2.5 purchase warrants to purchase an additional share, on or before November 30th, 2003, at a price of $0.20. Gross proceeds were $12,000. An additional 12,000 units consisting of 1 share and 2.5 purchase warrants were recorded as a finders' fee with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On July 6th, 2003 the Company issued 2,366,324 shares of common stock at a price of $0.15 per share, for the private placement subscription tendered by a group of accredited investors closed May 30th, 2003. Gross proceeds were $354,949. The company recorded payment of $16,895 and issued 43,500 shares of common stock as finders' fees with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On July 25, 2003, the Company issued 19,000,000 common shares of common stock from the treasury pursuant to an agreement entered into with Red Dot Capital, Inc. to acquire a 57.1% interest in a joint venture located in China. This issue has been recorded at par value. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On August 15th, 2003, the Company issued 1,500,000 common shares of common stock as finders' fees relating to the acquisition of Red Dot's interest in HBJV. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144. The finders' fee was re-negotiated and reduced from the 2,000,000 common shares originally approved by the shareholders. This issue was recorded at par value. The board of directors has since accepted a recommendation from its President and approved a resolution to return an additional 1,000,000 finders fee shares to treasury. These were returned to the transfer agent for cancellation subsequent to the current year ended January 31st, 2005. Accordingly, the reduction in issued capital in not reflected in this report.

On July 25, 2003, the Company accepted private placement subscription offers from a group of accredited investors to subscribe for 728,999 units at a price of $0.30 each. Each unit consisted of one share of common stock and one purchase warrant to purchase an additional share of common stock. These warrants may be exercised at a price of $1.50 n or before July 31, 2005. The Company issued 693,333 common shares on August 21, 2003, and 35,666 common shares on December 11, 2003. Gross proceeds were $218,700. The company recorded payment of $19,500 as finders' fees with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On December 1, 2003, the Company accepted private placement subscription offers from a group of accredited investors to subscribe for 301,300 units at a price of $0.45 each. Each unit consisted of one share of common stock and one purchase warrant to purchase an additional share of common stock. These warrants may be exercised at a price of $1.50 on or before November 14, 2005. Gross proceeds were $135,585. The company recorded payment of $9,000 as finders' fees with respect to this private placement. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On December 1, 2003, a total of 104,400 warrants were exercised with respect to private placement shares issued July 6th, 2003. The company received payment of $20,880. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On February 20th, 2004, 27,500 shares were issued at a price of $0.53 per share and 40,000 shares were issued at a price of $0.55 per share with respect to private placements to a group of accredited investors. Each of these shares carries a warrant to purchase an additional share. The warrants may be exercised at a price of $1.50 on or before February 13, 2006. Gross proceeds from the sale of shares with respect to this issue were $36,575.00. The company paid a finders fee of $2,200.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On April 19th, 2004, 65,308 shares were issued at a price of $0.53 per share, 110,000 shares were issued at a price of $0.55 per share and 7,120 shares were issued as finders fees with respect to private placements to a group of accredited investors. 32,428 of these shares carry a warrant to purchase an additional share at a price $1.50 on or before February 13, 2006. 150,000 of these shares carry a warrant to purchase an additional share at a price of $1.50 on or before March 13th, 2006. Gross proceeds from the sale of shares with respect to this issue were $95,113.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On April 21st, 2004, 436,200 shares were issued at a price of $0.625 per share with respect to private placements to a group of accredited investors. Each of these shares carries a warrant to purchase an additional share at a price of $1.50 on or before April 2nd, 2006. Gross proceeds from the sale of shares with respect to this issue were $272,625.00. The company paid a finders fee of $25,200.00. The shares were issued in reliance on exemption from registration under Regulation S of the Securities Act of 1933, as amended and carried an appropriate restrictive legend requiring compliance with Rule 144.

On September 29th, 2004 the company accepted private placement subscription offers from two accredited investors resident in the United States to subscribe for 155,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before September 15th, 2005 or at a price of $1.50 if exercised after September 15th, 2005 and on or before September 15th, 2006. These shares were issued in reliance upon exemption from registration under Regulation D of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. On September 29th, 2004 the company accepted private placement subscription offers from a group of foreign investors to subscribe for 51,250 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before September 30th, 2005 or at a price of $1.50 if exercised after September 30th, 2005 and on or before September 30th, 2006. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceeds of sale from the two transactions were $82,500. Net proceeds of sale were $80,300.

On November 30, 2004 the company accepted a private placement subscription from an accredited investor resident in the United States to subscribe for 200,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before November 16th, 2005 or at a price of $1.50 if exercised after November 16th, 2005 and on or before November 16th, 2006. These shares were issued in reliance upon exemption from registration under Regulation D of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. On November 30th, 2004, 2004 the company accepted private placement subscription offers from an accredited foreign investor to subscribe for 25,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.90 on or before November 16th, 2005 or at a price of $1.50 if exercised after November 16th, 2005 and on or before November 16th, 2006. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceeds of sale from the two transactions were $88,000. Net proceeds of sale were also $88,000.

On December 9th, 2004 the company issued 1,600,000 shares of common stock at a price of $0.68 pursuant to an acquisition agreement under which the shares were to be issued to upon completion of an independent audit following acquisition of the company's interest in Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this acquisition are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144.   The proceeds of sale were $1,088,000 in the form of reduced liability to the vendor of our interest in accordance with the terms of the acquisition agreement.

On February 25th, 2005 the company accepted two private placement subscription offers from an accredited investor resident in the United States to subscribe for a total of 400,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.60 on or before April 29th, 2005 or at a price of $0.90 if exercised after April 29th, 2005 and on or before twelve months following the subscription date or at a price of $1.50 for up to 24 months following the subscription date. These shares were issued in reliance upon exemption from registration under Regulation D of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceed of sale from the transactions was $160,000. Net proceeds of sale were also $160,000.

On February 25th, 2005 the company accepted private placement subscription offers from accredited foreign investors to subscribe for 30,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.60 on or before April 29th, 2005 or at a price of $0.90 if exercised after April 29th, 2005 and on or before twelve months following the subscription date or at a price of $1.50 for up to 24 months following the subscription date. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceed of sale from the transactions was $12,000. Net proceeds of sale were also $12,000.

On March 16th, 2005 the company accepted a private placement subscription offer from an accredited foreign investor to subscribe for 5,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.60 on or before April 29th, 2005 or at a price of $0.90 if exercised after April 29th, 2005 and on or before January 31st, 2006 or at a price of $1.50 if exercised after January 31st, 2006 and on or before January 31st, 2007. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceed of sale from the transactions was $2,000. Net proceeds of sale were also $2,000.

On March 19th, 2005 the company accepted a private placement subscription offer from an accredited investor resident in the United States to subscribe for a total of 25,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.60 on or before April 29th, 2005 or at a price of $0.90 if exercised after April 29th, 2005 and on or before twelve months following the subscription date or at a price of $1.50 for up to 24 months following the subscription date. These shares were issued in reliance upon exemption from registration under Regulation D of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceed of sale from the transactions was $10,000. Net proceeds of sale were also $10,000.

On March 19th, 2005 the company accepted a private placement subscription offer from an accredited foreign investor to subscribe for 20,000 shares of common stock at a price of 40 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock. The warrant may be exercised at a price of $0.60 on or before April 29th, 2005 or at a price of $0.90 if exercised after April 29th, 2005 and on or before January 31st, 2006 or at a price of $1.50 if exercised after January 31st, 2006 and on or before January 31st, 2007. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceed of sale from the transactions was $2,000. Net proceeds of sale were also $2,000.

On September 19th, 2005 the company accepted private placement subscription offers from accredited foreign investors to subscribe for 775,000 shares of common stock at a price of 16 cents. Each share carries one purchase warrant entitling the investor to purchase an additional share of common stock at a price of $0.25 if exercised on or before October 31st, 2005 or at a price of $0.50 if exercised after October 31st, 2005 and on or before October 31st, 2006. These shares were issued in an off-share transaction in reliance upon exemption from registration under Regulation S of the Securities Act of 1933, as amended. All shares issued with respect to this private placement are subject to restrictions on transfer and carry an appropriate restrictive legend requiring compliance with Rule 144. The gross proceeds of sale from the transactions were $124,000. Net proceeds of sale were $109,512.

A summary of outstanding warrants to purchase common stock as at January 31, 2006 is presented in the following table:

Warrant Exercise Terms	Shares Available
At $1.50 before September 15th, 2006	155,000
At $1.50 before September 30th, 2006	51,250
At $1.50 before November 16th, 2006	220,000
At $0.90 on or before February 1st, 2006 or at $1.50 before February 1st 2007	50,000
At $1.50 before February 13th, 2006	99,928
At $0.90 before March 1st, 2006 or at $1.50 before March 1st, 2007	400,000
At $1.50 before March 13th, 2006	150,000
At $0.90 before March 15th, 2006 or at $1.50 before March 15th, 2007	25,000
At $1.50 before April 2nd, 2006	436,200
At $0.50 on or before October 31st, 2006	775,000
Total warrants outstanding as at January 31st, 2006	2,362,378

Item 6 – Managements Discussion and Analysis or Plan of Operation

This Management Discussion and Analysis focuses on key information drawn from the consolidated financial statements of Amersin Life Sciences Corporation for the year ended January 31st, 2005 and pertains to known risks and uncertainties relating to its businesses. It also includes qualitative information prepared by the management of our operating subsidiary to the extent that it is believed to be useful in developing an understanding the results of operations, the risk inherent in operations, the degree to which we will require supplementary funding to obtain our objectives and other matters we believe may be of interest to our shareholders or useful to them in assessing the risks associated with investing in our common stock. It should not be considered all-inclusive as it excludes changes that may occur in general economic, political, and environmental conditions as well as other matters that may, subsequent to the date of this report, become relevant or that did not appear to be relevant at the time of this report. The discussion regarding the financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements of Amersin Life Sciences Corporation set forth in Item 7 of this report. The reader's attention is also drawn to the [cautionary note regarding forward looking statements](#) appearing as page 4 of this report.

Amersin Life Sciences Corporation's currently has no line of business and owns no operating subsidiaries. Management is working to collect outstanding receivables and investigating new business opportunities. As disclosed on [Form 8-K](#) filed with the Securities and Exchange Commission on December 14th, 2005 and on [Form 8-K/A](#) filed with the Securities and Exchange Commission on December 27th, 2005, errors have been detected in the preparation of a previously filed consolidated cash flow statement that include the following:

- Capital stock issued for cash for the year ended January 31st, 2005 should be recorded as a cash inflow of $566,813 not a cash outflow of $667,387.
- There were no cash flows for intangible assets for the year ended January 31st, 2005. The cash outflow of $923,294 was recorded incorrectly.
- The acquisition of an interest in a joint venture of $1,470,878 was recorded incorrectly. The nature of the transaction remains unchanged; however, it is characterized incorrectly in the cash flow statement.

It is anticipated that the company will file amendments to reflect these changes with respect to its annual report on form 10-KSB for the year ended January 31st, 2005 filed with the Securities and Exchange Commission June 2nd, 2005; to its quarterly report on form 10-QSB for the period ended April 30th, 2005 filed with the Securities and Exchange Commission June 21st, 2005; to its quarterly report on form 10-QSB for the period ended July 31st, 2005 filed with the Securities and Exchange Commission October 20th, 2005 and possible to it's quarterly report for the period ended October 31st, 2004 filed with the Securities and Exchange Commission December 13th, 2004.

It should also be noted that we continue to require funding to maintain the company. Our expenditures in North America are modest, consisting primarily of management fees, professional fees, compliance costs and communications costs. We have historically funded these through the sale of stock and plan to continue to do so as required.   We do not have sufficient funds to operate throughout the current fiscal year without raising capital through the sale of our stock.

The company has no off balance sheet arrangements to report.

Item 7 – Financial Statements

AMERSIN LIFE SCIENCES CORPORATION
Balance Sheets
(Expressed in US Dollars)

		January 31, 2006	January 31, 2005
Current Assets	**Assets**		
Cash (Note 2)		$ 4,371	$ 623,219
Accounts receivable		-	486,352
Allowance for doubtful accounts		-	(24,318)
Proceeds receivable from disposal of investment (Note 1)		220,000	118,000
Inventory		-	354,552
Prepaid expenses		-	1,172,691
Total Current Assets		224,371	2,730,496
Cash restricted as to use by court order (Note 9)		-	82,056
Property, plant and equipment, net (Note 3)		3,701	4,690,994
Construction in progress		-	844,098
Goodwill and other Intangible assets		-	2,928,082
Total Assets		$ 228,072	$ 11,275,726

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts payable and accrued liabilities	$ 80,947	$ 713,998
Loans payable to related party (Note 4)	10,544	791,661
Liabilities for acquisition of subsidiary	-	1,205,000
Short term bank loans	-	1,573,000
Total Current Liabilities	91,491	4,283,659
Long Term Debt - loans from related parties	-	2,081,200
Minority interest in Joint Venture Corporation	-	1,073,485
Stockholders' Equity		
Capital stock (Note 5)		
Authorized: 100,000,000 common shares with a par value of $0.001 per share 32,516,885 common shares (January 31, 2005 - 33,861,885)		
Par value	32,517	33,862
Additional paid in capital	3,885,237	4,655,892
Advances on proposed subscriptions	-	80,000
Share capital to be issued (Note 1)	-	952,000
Retained earnings (deficit)	(3,781,173)	(1,884,372)
Total stockholders' equity	136,581	3,837,382
Total Liabilities and Stockholders' Equity	$ 228,072	$ 11,275,726

Approved on behalf of the board:

/s/ H. Y. (Reid) Li , Director and Chief Executive Officer

Commitments - Notes 1 and 4
Going Concern - Note 1
Lawsuits - Note 9

See Accompanying Notes and Independent Auditors' Report

AMERSIN LIFE SCIENCES CORPORATION
Statements of Income
(Expressed in US Dollars)

	Year Ended January 31,	
	2006	2005
Revenue	$ -	$ 6,610,774
Cost of Good Sold	-	(3,355,878)
Gross Profit	-	3,254,896
Gross Profit %		49%
General and Administration Expenses		
Bank charges and interest	513	75,933
Bad debts	-	24,318
Depreciation - tangible assets	1,586	316,942
Amortization - intangible assets	-	16,172
Finders' fees	12,048	360,681
Investor communications	77,035	88,089
Management fees	150,306	118,117
Office expenses	16,525	347,556
Professional fees	73,393	235,146
Salaries and benefits	-	44,277
Stock transfer and filing fees	4,450	6,412
Travel and promotion	8,893	189,346
Write off accounts payable	(136,834)	(160,743)
Write off prepaid expenses	333,333	-
Total General and Administration Expenses	541,248	1,662,246
Income (Loss) from continuing operations before other items	(541,248)	1,592,650
Write off funds related to court order - Note 9(a)	(82,056)	-
Minority interest	-	(934,639)
Income (Loss) from continuing operations	(623,304)	658,011
Loss from discontinued operations - HBJV (Note 7)	-	(423,777)
Loss from discontinued operations - Benda (Note 7)	(1,273,497)	-
Net income (loss) for the year	$ (1,896,801)	$ 234,234

See Accompanying Notes and Independent Auditors' Report

AMERSIN LIFE SCIENCES CORPORATION
Statement of Cash Flows
Expressed in US Dollars)

| | Year Ended January 31, | |
Operating activities	2006	2005
Net profit (loss) for the year	$ (1,896,801)	$ 234,234
Items not requiring use of cash		
Depreciation - tangible assets	1,586	316,942
Amortization - intangible assets	-	16,172
Allowance for doubtful accounts	-	24,318
Minority interest	-	934,639
Write off funds related to court order	82,056	-
Compensation cost	-	322,146
Loss on disposal of HBJV	-	423,777
Loss on disposal of Benda	1,273,497	-
Stock issued for finders' fees	-	3,774
Stock issued for consulting fees	-	140,000
Write off accounts payable	(136,834)	-
Write off prepaid expenses	333,333	-
Changes in non-cash working capital items		
Prepaid expenses	(203,611)	(801,327)
Inventory	-	79,485
Accounts receivable	-	(153,223)
Proceeds receivable from acquisition	118,000	(200,056)
Accounts payable	54,174	(253,002)
Cash from (used for) operating activities in continuing operations	(374,600)	1,087,879
Cash from operating activities in discontinued operations	552,738	
Cash from operating activities	178,138	1,087,879
Financing activities		
Capital stock issued for cash	236,000	566,813
Advances on proposed subscriptions	-	58,000
Loans from related parties	30,362	(74,210)
Cash from financing activities in continuing operations	266,362	550,603
Cash from (used for) financing activities in discontinued operations	(59,689)	
Cash from financing activities	206,673	550,603
Investing activities		
Fixed assets purchased	-	(1,250)
Advance to HBJV	-	(300,105)
Investment in joint venture	-	278,000
Investment in Benda	-	(220,000)
Construction in progress	-	(806,188)
Cash from (used for) investing activities in continuing operations	-	(1,049,543)
Cash from (used for) investing activities in discontinued operations	(737,586)	
Cash from (used for) investing activities	(737,586)	
Cash, increase(decrease) during the year	(352,775)	588,939
Cash, beginning of year	623,219	23,163
Cash of subsidiary	(266,073)	11,117
Cash, end of year	$ 4,371	$ 623,219

Supplemental Cash Flow Information - Note 11

The accompanying notes are an integral part of these financial statements

AMERISIN LIFE SCIENCES CORPORATION
Statement of Stockholders' Equity
From January 31, 2003 to January 31, 2006
(Expressed in US Dollars)

	Number of Shares	Par Value	Additional Paid-in Capital	Shares to be Issued and Advances on Proposed Subscriptions	Retained Earnings (Deficit)	Cumulative Currency Translation Adjustments	Total
Balance, January 31, 2003	15,828,762	15,829	1,345,163	-	(1,502,403)	-	(141,411)
Shares issued for consulting fee	1,500,000	1,500	13,500				15,000
Shares issued for debt	1,500,000	1,500	13,500				15,000
Shares issued for bonus	1,000,000	1,000	9,000				10,000
Cancellation of issuance of shares	(4,000,000)	(4,000)	(116,000)				(120,000)
	15,828,762	15,829	1,265,163	-	(1,502,403)	-	(221,411)
1:10 consolidation, April 2, 2003	1,582,884	15,829	1,265,163	-	(1,502,403)	-	(221,411)
Shares issued for the deposit on assignment of acquisition agreement for 57.1% interest of Hubei Pharmaceutical Co., Ltd. (Total of 22,000,000 shares)	3,000,000	3,000					3,000
Shares issued for cash @$0.15 Issued on July 6, 2003	2,446,324	2,446	364,503				366,949
Shares issued for finders' fees Issued on July 6, 2003	55,500	56	16,839				16,895
Balance of Shares issued for the deposit on assignment of acquisition agreement for 57.1% interest of HuBei Pharmaceutical Co., Ltd. (Total of 22,000,000 shares)	19,000,000	19,000		-			19,000
Adjustment of Paid in Capital		(14,246)	14,246				
Shares issued for finders' fees Issued on August 15, 2003	1,500,000	1,500					1,500
Shares issued for cash @$0.30 Issued on August 21, 2003	693,333	693	207,307				208,000
Shares issued for Consultants fees, issued on August 29, 2003	2,000,000	2,000	498,000				500,000
Shares issued for cash @$0.45/unit, issued on December 1, 2003	301,300	301	135,284				135,585
Shares issued for cash @$0.30/unit, issued on December 11, 2003	35,666	36	10,664				10,700
Warrants exercised @$0.20/share	104,500	105	20,795				20,900
Option exercised @$0.22/share	25,000	25	5,475				5,500
Advances on proposed subscriptions				22,000			22,000
Compensation costs			12,075				12,075
Cumulative currency translation adjustments						(623)	(623)
Net loss for the year ended January 31, 2004					(616,203)		(616,203)
Balance, January 31, 2004	30,744,507	30,745	2,550,351	22,000	(2,118,606)	(623)	483,867

AMERISIN LIFE SCIENCES CORPORATION
Statement of Stockholders' Equity
From January 31, 2003 to January 31, 2006
(Expressed in US Dollars)

	Number of Shares	Par Value	Additional Paid-in Capital	Shares to be Issued and Advances on Proposed Subscriptions	Retained Earnings (Deficit)	Cumulative Currency Translation Adjustments	Total
Brought forward	30,744,507	30,745	2,550,351	22,000	(2,118,606)	(623)	483,867
Shares issued for cash @$0.53/share issued on February 20, 2004	27,500	28	14,547				14,575
Shares issued for cash @$0.55/share issued on February 20, 2004	40,000	40	21,960				22,000
Shares issued for cash @$0.53/share issued on April 19, 2004	65,308	65	34,548				34,613
Shares issued for cash @$0.55/share issued on April 19, 2004	110,000	110	60,390				60,500
Shares issued for finders fees issued on April 19, 2004	7,120	7	3,767				3,774
Shares issued for cash @$0.625/share issued on April 21, 2004	436,200	436	272,189				272,625
Compensation costs			(12,075)				(12,075)
Cumulative currency translation adjustments						623	623
Shares issued for cash @$0.40/share	206,250	206	82,294				82,500
Shares to be issued on acquisition of joint venture				952,000			952,000
Advances on proposed subscriptions				(22,000)			(22,000)
Shares issued for consulting fee @ $0.35/share	400,000	400	139,600				140,000
Shares issued for cash on December 8, 2004	225,000	225	79,775				80,000
Shares issued for acquisition on December 9, 2004	1,600,000	1,600	1,086,400				1,088,000
Advances on proposed subscriptions				80,000			80,000
Stock-based Compensation			322,146				322,146
Net profit for the year ended January 31, 2005					234,234		234,234
Balance, January 31, 2005	33,861,885 $	33,862 $	4,655,892 $	1,032,000 $	(1,884,372) $	- $	3,837,382
Shares issued for cash @$0.40/share on February 28, 2005	400,000	400	159,600				160,000
Shares issued for cash @$0.40/share on March 14, 2005	30,000	30	11,970				12,000
Shares issued for cash @$0.40/share on April 30, 2005	45,000	45	17,955				18,000
Cancellation of shares for finders' fee	(1,000,000)	(1,000)	1,000				-
Advances on proposed subscriptions				44,000			44,000
Shares issued for cash @$0.40/share on July 29, 2005	5,000	5	1,995				2,000
Shares issued for cash @ $0.16/share on December 7, 2005	775,000	775	123,225	(124,000)			-
Shares will not be issued due to termination agreement				(952,000)			(952,000)
1,600,000 shares returned to treasury	(1,600,000)	(1,600)	(1,086,400)				(1,088,000)
Net profit (loss) for the year ended January 31, 2006					(1,896,801)		(1,896,801)
Balance, January 31, 2006	32,516,885 $	32,517 $	3,885,237 $	- $	(3,781,173) $	- $	136,581

The accompanying notes are an integral part of these financial statements

Note 1. ORGANIZATION AND NATURE OF BUSINESS

(a) Amersin Life Science Corporation ("the Company") was incorporated in the State of Nevada, U.S.A. on December 18, 1998, under the name of Explore Technologies, Inc. The capital of the company was consolidated on the basis of one new for ten old on September 24th, 2001. In April 2002 the name of the company was changed from Explore Technologies Inc. to Pan Asia Communications Corp.   Effective April 2, 2003, the Company underwent a name change from Pan Asia Communications Corp. to Hubei Pharmaceutical Group, Ltd. and consolidated its capital on a 10 old for 1 new basis. It changed its name to Amersin Life Sciences Corporation on January 6, 2005.

In the exploration stage, the Company engaged in the acquisition, exploration and development of mineral properties. These endeavors did not lead to revenues or an operational business unit. The Company entered into the pharmaceutical business through joint venture, effective the fiscal year ended January 31, 2004 subsequently selling its interest following acquisition of a controlling interest in a second joint venture which was also sold during the fiscal year ended January 31st, 2006. The company currently has no operating business and no interest in any joint venture or subsidiary; accordingly, accumulated figures for the statements of income, retained earnings (deficit) and cash flows are no longer disclosed.

By agreement dated May 26, 2004 the Company agreed to acquire the majority partners, 60% controlling interest in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. On October 16, 2005, the Company entered into an agreement with Hubei Benda Science and Technology Development Ltd., to sell its interest back to the former majority partner from whom it was purchased. Under the terms of the agreement:

a. The Company divested its 60% interest in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. ("Benda"). Hubei Benda Science and Technology Development Ltd. will pay $220,000 to the Company.
b. The Company will have no liabilities or rights owing to Benda after the termination.
c. Shares issued to date with respect to the acquisition (1,600,000) were returned to treasury and are recorded as cancelled in these financial statements at January 31, 2006.
d. An additional 1.4 million shares that were to have been issued with respect to drug licenses will not be issued.
e. Approximately 1.2 million dollars to have been paid to Hubei Benda Science and Technology for the interest acquired will no longer be paid.

(b) **Going Concern**

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses of $3,781,173 to January 31, 2006. The Company has working capital of $132,880 at January 31, 2006. These factors create substantial doubt as to the ability of the Company to continue as a going concern. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to pay its commitments, fund working capital, and the ongoing development of the Company's business.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("USGAAP). The Company does not have any subsidiary operations at January 31, 2006.

(b)   Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c)   Cash

Cash represents funds on deposit with the Company's bankers.

(d)   Compensated Absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors in the accompanying consolidated financial statements and these costs are accrued and included in accounts payable and accrued liabilities.

(e)   Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. Deferred tax assets are reduced by a valuation reserve to nil due to uncertainty of applying tax losses brought forward. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(f)   Stock Based Compensation

On January 31, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows."

We adopted FAS 123(R), using the "modified retrospective" method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123® that remain unvested on the effective date. The modified retrospective method also allows companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective. See Note 5(b) for a detailed discussion of our stock-based compensation and our adoption of FAS 123(R).

We have previously adopted the fair-value-based method of accounting for share-based payments allowed under FAS 123, using the retroactive restatement method of adoption described in the SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

(g) Net Profit (Loss) Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

(h) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash which is not collateralized. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

(i) Foreign Currency Translation

The reporting currency of the Company is the United States Dollar. The accounts of other currencies are translated into US Dollars on the following basis:

Monetary assets and liabilities are translated at the current rate of exchange.
The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.
Cumulative currency translation adjustments are reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on re-measurement from the recording currency are recognized in current net income.
Gains or losses from foreign currency transactions are recognized in current net income.
Property, plant and equipment are measured at historical exchange rates that existed at the time of the transaction.
Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.

(j) Revenue Recognition

Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". The Company's sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made. Substantially all of the Company's products are sold FOB ("free on board") shipping point. Title to the product passes when the product is delivered to the freight carrier.

(k) Financial Instruments

The Company's financial instruments consist of cash, proceeds receivable from disposal of investment, and current liabilities.

It is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments, as the fair value of these financial instruments approximate their carrying values.

(l) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded at the following rates, based upon the useful life of the assets:

Buildings	- 6% per year on a straight-line basis
Manufacturing equipment	- 20% per year on a straight-line basis
Computer equipment	- 30% per year on the declining balance basis

(m) Contract Termination

The Company adopted SFAS No.146, Accounting for Costs Associated with Exit or Disposal Activities. The standard provides accounting guidance for costs associated with exit or disposal activities. This standard revised guidance on when a liability for a cost associated with an exit or disposal activity is incurred.

Note 3. PROPERTY, PLANT AND EQUIPMENT

January 31, 2006

		Cost		Accumulated Depreciation		Net
Computer equipment	$	8,888	$	5,187	$	3,701

January 31, 2005

		Cost		Accumulated Depreciation		Net
Buildings	$	1,902,100	$	85,594	$	1,816,506
Manufacturing equipment		3,334,203		465,002		2,869,201
Computer equipment		8,888		3,601		5,287
	$	5,245,191	$	554,197	$	4,690,994

Note 4. RELATED PARTY TRANSACTIONS

The Company acquired computers and printers for $8,888 (CAD$9,180.18) from a company related to a Director during the year ended January 31, 2004.

Managements fees of $150,306 were paid to Directors of the Company for the year ended January 31, 2006. (Year ended January 31, 2005 - $118,117)

The balance of current loans, disclosed as current liabilities at January 31, 2006, from related parties of $10,544, was borrowed from the directors of the Company. The loans are unsecured, non interest bearing, with no specific terms of repayment.

A former Director and Corporate Secretary appointed on April 2, 2003, received an option to purchase 500,000 shares at a price of $0.22 in August 2003 and exercised 25,000 shares from that option in December 2003. This option matures on August 20, 2008. A management services agreement pays $75,000 ($90,000Cdn) to a company in which this former Director and Corporate Secretary owns an interest. The agreement is for a one year term and is renewable annually unless terminated by either party.

Note 5. SHARE CAPITAL

(a) Net Loss Per Share

Basic and diluted weighted average number of shares outstanding for the years ended January 31, and net profit (loss) per share are as follows:

		January 31,	
		2006	2005
Weighted average number of shares (after forward split)			
Basic		33,289,177	31,790,348
Warrants		2,362,378	2,142,677
Options		1,775,000	1,775,000
		4,137,378	3,917,677
Diluted (loss - anti dilutive - 2006)*	*	33,289,177	35,708,025
Net Profit (Loss) per share			
Basic	$	(0.06) $	0.01
Diluted	$	(0.06) $	0.01

(b) Stock-Based Compensation

On December 9, 2003 the Company filed the Equity Compensation Plan in Form S-8 which set aside for distribution 4,250,000 shares, 1,250,000 of which were reserved for issuance upon conversion of stock options for management services and 3,000,000 of which were set aside for distribution pursuant the Company's stock option plan.

Stock options outstanding as at January 31, 2006 are as follows:

	Date Granted	Number of Shares	Exercise Price	Maturity Date
Reid Li, President	8/21/2003	750,000	$0.22	8/20/08
Eric Fletcher, Secretary	8/21/03	475,000	$0.22	8/20/08
Howard Milne/HDM Capital Inc.	10/23/03	500,000	$0.50	8/20/08
Rolf-Dieter Monning	1/10/05	10,000	$0.50	1/10/07
Egon Andre	1/10/05	20,000	$0.50	1/10/07
Susan Fletcher	1/10/05	20,000	$0.50	1/10/07
Total		1,775,000		

Stock-based compensation of $322,146 is expensed for the fiscal year ended January 31, 2005, and is recorded as additional paid in capital of $322,146

The fair value of these options was determined using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following assumptions:

Options not yet forfeited	1,775,000
Options granted during the year ended January 31, 2006	-
Expected forfeited per year	50,000
Stock price	$0.26
Risk free interest rate	4.50%
Expected volatility	90%
Expected dividend yield	$0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(c) Warrants

Warrants to purchase 1,888,678 shares of common stock are outstanding at January 31, 2006, as follows:

Exercise Price Per share	Expiry Date	Number of Shares
$1.50	February 13th, 2006	99,928
$1.50	March 13th, 2006	150,000
$1.50	April 2nd, 2006	436,200
$0.90 $1.50	to February 1, 2006 thereafter to February 1, 2007	50,000
$0.90 $1.50	to March 1, 2006 thereafter to March 1, 2007	400,000
$0.90 $1.50	to March 15, 2006 thereafter to March 15, 2007	25,000
$1.50	thereafter to September 15, 2006	155,000
$1.50	thereafter to September 30, 2006	51,250
$0.50	October 31, 2006	775,000
$1.50	thereafter to November 16, 2006	220,000
Total		2,362,378

Note 6. INCOME TAX

The Company has losses forward of $3,781,173 for income tax purposes to January 31, 2006. There are no current or future tax expenses for the years ended January 31, 2006 and 2005, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The future tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the future tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period.   Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

| | January 31, | |
	2006	2005
Future tax assets	$ 1,285,599	$ 640,686
Valuation allowance	$ (1,285,599)	(640,686)
Net future tax assets	$ -	$ -

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended January 31, 2006 and 2005 is as follows:

	2006	2005
Statutory federal income tax rate	34.0%	34.0%
Valuation allowance	-34.0%	-34.0%
Effective income tax rate	0.0%	0.0%

The benefit of a potential reduction in future income taxes has not been recorded as an asset at January 31, 2006 and 2005 as it is reduced to nil by a valuation allowance, due to uncertainty of the application of losses.

Note 7. DISCONTINUED OPERATIONS

(a)   Hubei Pharmaceutical Co., Ltd. Joint Venture

Effective July 31, 2004, the Company entered into an Agreement to sell its 57.14% controlling interest in the Hubei Pharmaceutical Co., Ltd. Joint Venture. The Company classified this business in discontinued operations and impairment of assets on discontinuation of operations was recorded effective commencement of the year ended January 31, 2005. Details of costs and assets and liabilities eliminated are as follows:

Loss on disposal of HBJV		
Accounts payable	$	200,056
Prepaid expenses		(345,833)
Investment in HBJV		(278,000)
Loss from discontinued operations recorded as a loss in 2005 statement of income	$	(423,777)

(b)   Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd.

During the fiscal year ended January 31, 2006, the Company sold its interest in the pharmaceutical business in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," the Company has reclassified the results from its pharmaceutical business in Benda as discontinued operations, restating previously reported results to reflect the reclassification on a comparable basis. The operational results and the loss associated with the sale of this business are presented in the "Income From Discontinued Operations, net of tax" line item in the statements of income.

Summarized financial information for Benda is as follows:

Year ended January 31	2006	2005
Operating revenues	2,151,563	6,610,774
Cost of good sold	(1,198,518)	(3,355,878)
Income taxes	-	-
Net income from operations	568,455	2,336,596
Gain (Loss) on disposal, net of tax	(2,361,497)	-

(b)   Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. (cont'd)

Impairment of assets on discontinuation of operations was recorded effective commencement of the year ended January 31, 2006. Details of costs and assets and liabilities eliminated are as follows:

	Parent Company	Hubei Benda	Consolidation
Investments in Benda Joint Venture	$ 2,293,000	$	$ 2,293,000
Intangible assets	952,000	1,972,039	2,924,039
Liability to Benda	(2,293,000)		(2,293,000)
Share capital that was to be issued to Benda	(2,040,000)		(2,040,000)
Advance on proposed subscription	1,088,000		1,088,000
Accounts receivable		366,210	366,210
Prepaid expenses		1,431,377	1,431,377
Inventory		228,337	228,337
Property, plant and equipment		4,490,069	4,490,069
Construction in process		1,581,684	1,581,684
Accounts payable		(372,902)	(372,902)
Loans from related party		(751,790)	(751,790)
Short term loans		(1,573,000)	(1,573,000)
Minority interest		(1,300,867)	(1,300,867)
Capital stock in joint venture		(1,185,800)	(1,185,800)
Contributed surplus		(817,261)	(817,261)
Retained earnings		(2,794,599)	(2,794,599)
Loss from discontinued operations recorded as loss in 2006 statement of income	$ -	1,273,497	$ 1,273,497

Note 8. PENSION AND EMPLOYMENT LIABILITIES

The company does not have liabilities as at January 31, 2006 or 2005, for pension, post employment benefits or post-retirement benefits. The company does not have a pension plan.

Note 9. LAWSUITS

(a) The amount of $82,056 is restricted as to use as it is on deposit with the Court in China related to a dispute with a former director of the Company. The Company has filed its opposition to this dispute. However, the Company has written off this amount in 2006, as it may not be recoverable.

(b) An attorney claiming to have worked for the Company at the direction of a prior board of directors has sued and was awarded a judgment for fees and interest currently amounting to $39,864. The company was unaware of the lawsuit pending and did not appear to file a defense.   Management expects that this will be settled in the second quarter.

Note 10. SEGMENTED INFORMATION

The Company's identifiable assets are located in the following countries:

January 31, 2006		Canada		China		Total
Current assets	$	4,371	$	-	$	4,371
Proceeds receivable from disposal of investment		-		220,000		220,000
Net fixed assets		3,701		-		3,701
Total assets		8,072		220,000		228,072
Year Ended January 31, 2006						
Revenue		-		-		-
Cost of Good Sold		-		-		-
		-		-		-
General and Administration Expenses		541,248		-		541,248
Write off funds related to court order		-		82,056		82,056
Loss from discontinued operations		-		1,273,497		1,273,497
Net Profit (Loss) for the Year	$	541,248	$	1,355,553	$	1,896,801

January 31, 2005		Canada		China		Total
Current assets	$	340,934	$	2,389,562	$	2,730,496
Cash restricted as to use		-		82,056		82,056
Net fixed assets		5,287		4,685,707		4,690,994
Construction in progress		-		844,098		844,098
Other assets		-		2,928,082		2,928,082
Total assets		346,221		10,929,505		11,275,726
Year Ended January 31, 2005						
Revenue		-		6,610,774		6,610,774
Cost of Good Sold		-		(3,355,878)		(3,355,878)
		-		3,254,896		3,254,896
General and Administration Expenses		(659,938)		(1,002,308)		(1,662,246)
Loss from discontinued operations		-		(423,777)		(423,777)
Minority interest		-		(934,639)		(934,639)
Net Profit (Loss) for the Year	$	(659,938)	$	894,172	$	234,234

Note 11. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Cash Flow Information regarding the Company's acquisition for year ended January 31, 2005:

Fair value of assets acquired	$	7,377,047
Less liabilities assumed		(3,944,431)
Net Assets acquired		3,432,616
Deduct: Minority interest - 40%		(1,373,046)
Less: shares issued		(1,088,000)
Less: cash acquired		(11,117)
Business acquisition, net of cash acquired	$	960,453

Other Supplemental Cash Flow Information

		Year Ended January 31	
		2006	2005
Interest Paid	$	0 $	0
Income taxes paid	$	0 $	0

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice License

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Amersin Life Sciences Corporation

We have audited the accompanying balance sheets of Amersin Life Sciences Corporation as of January 31, 2006 and 2005 and the related statements of income, cash flows and stockholders' equity for the years ended January 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amersin Life Sciences Corporation as of January 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company's

ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain

its operations. Management's plans in regard to these matters are also described in Note 1. The financial statements do

not include any adjustments that might result from the outcome of this uncertainty.

"Moen and Company"
("Signed")

Vancouver, British Columbia, Canada

Chartered Accountants

May 31, 2006

Item 8 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Amersin Life Sciences Corporation has nothing to report.

Item 8A – Controls and Procedures

Our Chief Executive Officer carried out an evaluation regarding the effectiveness of our procedures and controls designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, such as this Quarterly Report, are recorded, processed and reported within the time periods prescribed by the SEC rules and regulations.

We do not expect that our disclosure procedures and controls would prevent all instances of error or fraud. No matter how well designed, a control system may provide reasonable, but not absolute assurance that its objectives will be met. The benefits of controls must be weighed against the cost of implementing them. No evaluation can absolutely assure that all control issues have been identified and instances of fraud, if present, detected. There are inherent limitations in any system reliant on judgment and decision making and simple unforeseen error or mistake can result in failure. The design of any system is based, in part, on assumptions regarding the likelihood of the future occurrence of certain events and there can be no absolute assurance that the design of any control system would achieve its goals under all potential conditions and combination of future events.

With respect to internal control over financial reporting, our Chief Executive Officer is fully bilingual and stationed in China overseeing the company's interests there. Mr. Li communicates regularly with the company's accountants, responding to any requests for clarification. Although China is moving toward generally accepted accounting principals consistent with those used in the United States, there are still some differences particularly with respect to the treatment of non cash items. The company's independent accountants are bilingual and available to assist with recommendations regarding presentation in conformity to US GAAP and do review the company's statements each quarter with respect to conformity.

Required certifications by the CEO are attached to this report as exhibit 31.1. This Controls and Procedures section of the report deals with information concerning the Evaluation referred to in the certifications and should be read in conjunction with them to develop a more complete understanding of what is presented. Based upon the Evaluation, the Company's CEO has concluded that, subject to the limitations noted above, Disclosure Controls are effective to ensure that material information relating to the Company is made known to management, including the CEO, particularly during the period when our periodic reports are being prepared, and that these controls are effective in providing reasonable assurance that our financial statements are fairly presented in conformity with accounting principals generally accepted in the United States. There have been no changes to our internal controls during our most recent fiscal quarter that have materially affected, or are reasonably likely to affect this.

Item 8B – Other Information

Amersin Life Sciences Corporation has nothing to report.

PART III

Item 9 – Directors, Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

401(a): The following table summarizes the names and ages of our directors and executive offers along with the date of their appointment, a brief summary of their backgrounds and, if applicable, directorships held in other public companies:

Name	Age	Background	Appointed
Hong Yun (Reid) Li Director, President and CEO since appointment	40	**Hong Yun (Reid) Li** serves as a director, President and CEO. He is also the founder of the project having set out in 2001 to look for opportunities arising out of China's entry in to the World Trade Organization and its move towards privatization of State owned companies. Reid has a diverse background as a corporate finance executive focusing on value enhancement of government controlled industry through privatization and strategic joint ventures. He has provided strategic consulting services to a large diversified energy corporation and taught as a faculty member at a management college in mainland China. Reid has dedicated himself over the past four years to studying the pharmaceuticals industry in China, searching for opportunities arising out of the trend towards privatization and consolidation. He is currently stationed in China investigating opportunities to expand Amersin's interests in the region.	Apr. 4th, 03
Rob Gillingham Director	59	**Rob Gillingham** serves as the most recent appointment to Amersin's board of directors. Mr. Gillingham is a Canadian Chartered Account who completed articles with Coopers & Lybrand. From 1993 to 2003 Mr. Gillingham served as the president of Java Group Inc. a publicly listed company involved in the retail food services industry with strong ties in Germany specializing the marketing of brewed and bulk gourmet coffees. He has also provided financial consulting and corporate structure services to both private and public companies and brings a tremendous depth of experience in financing and corporate development, particularly in the natural resources sectors including forestry, mining, oil and gas.	Nov. 17th, 05
Zihao (Harry) Jin Director	40	**Zihao (Harry) Jin** serves as a director. Prior to working with Amersin he served as a director and General Manager of Biocause Pharmaceutical Co. Ltd. a public company listed on China's Shenzhen Stock Exchange. Mr. Zin's successful contributions at Biocause saw him managing over a billion RMB in assets and overseeing more than a half a billion RMB in sales. Throughout the 1990's Mr. Jin played a key role in transitioning a number of organizations from state owned enterprises to successful private or public companies.	Mar. 1st, 05

401(b): The following table summarizes the names and ages of significant employees along with the date of their appointment, a brief summary of their backgrounds and, if applicable, directorships held in other public companies:

Howard Milne Director of Corporate Communications	61	**Howard Milne** has been a member of the Amersin team, directing corporate communications, since late 2003. He has an extensive international background as an entrepreneur, stock broker and underwriter and has been active in the investment field for more than 30 years as a director and founder of several public companies. Prior to joining Amersin, Howard served for six years as Vice President of Corporate Communications for International WEX, a TSX listed biotech with operations in Mainland China. He has over thirty years experience working, living and liaising with the investment community in major financial centers throughout the world.	Oct. 1st,03

401(c): Family Relationships
There are no family relationships among our directors or executive officers to disclose.

401(d): Involvement in Certain Legal Proceedings
To the best of the registrant's knowledge, during the past five years, no director, executive officer, promoter or control person of the Company:

1. has filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

2. were convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. were the subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring,   suspending or otherwise limiting his involvement in any type of the following activities:

    a. acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

    b. engaging in any type of business practice;

    c. engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws.

4. were the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under   this Item, or to be associated with persons engaged in any such activity;

5. were found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in such civil finding or find by the Securities and Exchange Commission has not been subsequently reversed, suspended or vacated;

6. were found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

401(e) Audit Committee Financial Expert

The company does not have an audit committee. Management believes that the additional costs associated with the position would not have been in the best interest of the shareholders given the companies limited resources.

405(a) Compliance with Section 16

Oversight on the part of the shareholders resulted in late filing of Form 5 by the Company's President, Reid Li and one shareholder of a control block, Cui Jing. These reports were filed with the Securities and Exchange Commission approximately on June 13th, 2006. There were no unreported transactions and no changes in position when compared to Form 5 filed by each of the individuals in the year prior.

406(a) Code of Ethics

A copy of Amersin's code of Ethics is attached hereto as Exhibit 14.1.

Item 10 – Executive Compensation

402(b) The following table summarizes all compensation earned by or paid to our Chief Executive and Chief Financial officers for the fiscal year ended January 31st, 2006 and two years prior:

SUMMARY COMPENSATION TABLE								
		Annual compensation			Long-term compensation			
					Awards		Payouts	
Name and principal position	Year	Salary ($)	Bonus ($)	Other ($)	Restricted stock award(s) ($)	Securities under-lying options/ SARs (#)	LTIP payouts ($)	All other ($)
Reid Li, CEO (4)	2003 2004 2005	50,000 60,000 60,000				750,000		
Eric Fletcher (5)	2003 2004	53,500 68,351				475,000		

1. Mr. Li was appointed as a Director and President on April 2, 2003. He received an option to purchase 750,000 shares of common stock at a price of $0.22 in August, 2003. He and/or his company, Red Dot Management, are paid a consulting fee of US$5,000 per month in recognition of his service as the Chief Executive Officer to the Company.
2. Mr. Fletcher was appointed as a Director and Corporate Secretary on April 2, 2003. He received an option to purchase 500,000 shares at a price of $0.22 in August 2003 and exercised 25,000 shares from that option in December 2003 which remain unsold at the end of the current fiscal year. Mr. Fletcher resigned as CFO and as a director of the company in the current fiscal year. The compensation reported is paid under a management services agreement to a company providing consulting and administrative services to the Company and with which Mr. Fletcher is affiliated. It is paid in Canadian dollars at CDN$90,000 per year. The agreement renews annually unless terminated by either party.

402(c) No options were granted to the named officers in the fiscal year ended January 31st, 2005

402(d) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table
The following table sets forth for our executive officers named in the Summary Compensation Table the number and value of exercisable and un-exercisable options as at January 31st, 2004.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values				
Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options/SARs at FY-end (#) Exercisable/Unexercisable	Value of unexercised in-the-money options/SARs at FY-end ($) Exercisable/Unexercisable(1)
Reid Li		$0.00	750,000 / 0	$0 / $0
Eric Fletcher		$0.00	475,000 / 0	$0 / $0

(1) Based upon the closing price of $0.03 per share on January 31st, 2006.

Item 11 – Security Ownership of Certain Beneficial Owners and Management and Related Stock-Holders Matters

201(d) Equity Compensation Plan Summary

The following table sets forth the number of securities to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in accordance with our equity compensation plan as at January 31st, 2005:

Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,775,000	$0.3068	2,050,000
Equity compensation plans not approved by security holders			
Total	1,775,000	$0.3068	2,050,000

Additional information is available on Form S-8 filed with the Securities and Exchange Commission on December 9th, 2003 which set aside for distribution 4,250,000 shares, 1,250,000 of which were reserved for issuance upon conversion of stock options for management services and 3,000,000 of which were set aside for distribution pursuant the Company's 2003 Stock Option Plan.

403(a) Security ownership of certain beneficial owners

The following table presents the number of shares of common stock owned by each shareholder who is believed to be the beneficial owner (unless otherwise indicated) of more than 5% of our common stock. Except as otherwise indicated, all information is as of March 23, 2005 and the number of shares of common stock outstanding as of that date is 34,291,885. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares indicated.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Common	Cui Jing (Form 5) c/o Gregory Yankee Law Corp. 200 – 675 West Hastings Street Vancouver, B.C. Canada V7L 3G8	8,000,000	23.33%
Common	Reid Li (1) (Form 5) 410 Park Avenue New York, NY 10022	4,340,000	12.66%
Common	Kerrislane Capital Corp. (Form 5) Floor #27, Zhi Zao Jui Road Shanghai, PRC 200011	2,200,000	6.42%
Common	Yu Zuo Laing (Form 5) c/o Gregory Yankee Law Corp. 200 – 675 West Hastings Street Vancouver, B.C. Canada V7L 3G8	2,000,000	5.83%

1. Based upon Reid Li's Form 5 filed with the Securities and Exchange Commission on May 13th, 2005 for holdings as at January 31st, 2005. 1,590,000 shares owned directly, 750,000 exercisable options, 1,000,000 shares held by Red Dot Capital Inc.

controlled by Reid Li and 1,000,000 shares held by Red Dot Management Inc. controlled by Reid Li.

403(b) Security Ownership of Management

The following table presents the number of shares of our common stock beneficially owned by each of our executive officers and directors and the executive officers and directors as a group as at June 1st, 2006:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Common	Reid Li (1) 410 Park Avenue New York, NY 10022	4,340,000	13.35%
Common	Directors and Officers as a Group	4,340,000	13.35%

1. Based upon Reid Li's Form 5 filed with the Securities and Exchange Commission on May 13th, 2005 for holdings as at January 31st, 2005. 1,590,000 shares owned directly, 750,000 exercisable options, 1,000,000 shares held by Red Dot Capital Inc. controlled by Reid Li and 1,000,000 shares held by Red Dot Management Inc. controlled by Reid Li.

403(3) The Company is not aware of any arrangement that would result in a change of control.

Item 12 – Certain Relationships and Related Transactions

404(a) As disclosed in Item 10 – Executive Compensation, compensation reported as paid or payable to our former director and Chief Financial Officer, Eric Fletcher was paid under a management services agreement to a company in which Mr. Fletcher owns an interest. The agreement is for a one year term and renews annually unless terminated by either party. It is paid in Canadian dollars at a rate of CDN$90,000 per year.

Item 13 – Exhibits

The following exhibits are included herein:

Exhibit	Description
10.1	Form of Indemnity Agreement
14.1	Code of Ethics
23.1	Consent of Independent Auditors
31.1	Certification of Reid Li
32.1	Certification of Reid Li

The following exhibits are included by reference:

Exhibit	File Date	Form	Description
10.3	12/09/2003	S-8	Employee Stock Option Plan
13.1	6/02/2005	10-KSB	Annual Report for Fiscal Year Ended January 31st, 2005
13.2	6/21/2005	10-QSB	Quarterly report for 1st Quarter ended April 30th, 2005
13.3	10/20/2005	10-QSB	Quarterly report for 2nd Quarter ended July 31st, 2005
13.4	01/17/2006	10-QSB	Quarterly report for 3rd Quarter ended October 31st, 2005
99.1	9/16/2005	8-K	Termination of Material Definitive Agreement
99.2	10/20/2005	8-K	Completion of Acquisition or Disposition of Assets
99.3	12/14/2005	8-K	Non-Reliance on Previously Issued Financial Statements
99.4	12/27/2005	8-K	Amendment to Non-Reliance on Previously Issued Financial Statements

Item 14 – Principal Accountant Fees and Services

For the year ended January 31st, 2005:
Moen and Company served as the Company's independent accountants for the fiscal year ended January 31st, 2005 and during the course of that fiscal year were engaged by the Company to provide independent reviews of quarterly reports, an audit of the consolidate balance sheet included in Form 8-K filed September 9th, 2004 following acquisition of an interest in the Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. joint venture and the annual audit of the Company's financial statements included in the Company's Form 10KSB for the year ended January 31st, 2005. During the year ended January 31st, 2005, the following fees were paid for services provided by Moen and Company.

Audit Related Fees.
The aggregate fees paid as final payment for the annual audit of the company's financial statements for the year ended January 31st, 2004 and for the audited consolidated balance sheet included in Form 8-K filed September 9th, 2004 amounted to approximately $53,350.

Independent Review Fees.
The aggregate fees paid for independent review of the Company's quarterly financial statements for the year ended January 31st, 2005 amounted to approximately $10,501.

For the year ended January 31st, 2006:
Moen and Company served as the Company's independent accountants for the fiscal year ended January 31st, 2006 and during the course of that fiscal year were engaged by the Company to provide independent reviews of quarterly reports, and the annual audit of the Company's financial statements included in the Company's Form 10KSB for the year ended January 31st, 2006. During the year ended January 31st, 2006, the following fees were paid or are payable for services provided by Moen and Company.

Audit Related Fees.
The aggregate fees to be paid for the annual audit of the company's financial statements for the year ended January 31st, 2006 are expected to be approximately $25,000.

Independent Review Fees.
The aggregate fees paid or payable for independent review of the Company's quarterly financial statements for the year ended January 31st, 2006 amounted to approximately $10,374.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERSIN LIFE SCIENCES CORPORATION
(Registrant)

/s/ Reid H. Y. Li   Date: June 14th, 2006

Reid H. Y. Li
President / Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.

/s/ Reid H. Y. Li   Date: June 14th, 2006

Reid H. Y. Li
President / Director

Exhibit 10.1 Indemnity Agreement

INDEMNITY AGREEMENT

This Indemnity Agreement (the "Agreement") is made as of April 30th, 2003, by and between Hubei Pharmaceutical Group, Ltd., a Nevada corporation (the "Company"), and person whose signature appears at the end of this Agreement (the "Indemnitee"), an officer and/or director of the Company.

RECITALS

A. The Indemnitee is currently serving as an officer and/or director of the Company and in such capacity renders valuable services to the Company.

B. Both the Company and the Indemnitee recognize the substantial risk of litigation against officers and directors of corporations, and the Indemnitee has indicated that he or she does not regard the indemnification available under the Company's Bylaws as adequate to protect against legal risks associated with service to the Company and may be unwilling to continue in office in the absence of greater protection and indemnification.

C. The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to induce the Indemnitee to continue to serve as an officer and/or director and retain the benefits of his or her experience and skill by entering into this Agreement to provide protection from potential liabilities which might arise by reason of the fact that he or she is an officer and/or director of the Company beyond the protection afforded by Nevada law and the Company's Bylaws.

AGREEMENT

In consideration of the continued services of the Indemnitee and as an inducement to the Indemnitee to continue to serve as an officer and/or director, the Company and the Indemnitee do hereby agree as follows:

DEFINITIONS. As used in this Agreement:

The term "Company' shall include Hubei Pharmaceutical Group, Ltd., a Nevada corporation and any wholly-owned subsidiary.

The term "Expenses" includes, without limitation, attorneys' fees, disbursements and retainers, accounting and witness fees, travel and deposition costs, any interest, assessment or other charges, any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Agreement, any other expense, liability or loss, any amounts paid or to be paid in settlement by or on behalf of Indemnitee, and any expenses of establishing a right to indemnification (pursuant to this Agreement or otherwise), paid or incurred in connection with investigating, defending, being a witness in, or participating in, or preparing for any of the foregoing in, any Proceeding relating to an Indemnifiable Event, including reasonable compensation for time spent by the Indemnitee in connection with the investigation, defense or appeal of a Proceeding or of an action for indemnification for which he or she is not otherwise compensated by the Company or any third party. The Indemnitee shall be deemed to be compensated by the Company or a third party for time spent in connection with the investigation, defense or appeal of a Proceeding or an action for Indemnification if, among other things, he or she is a salaried employee of the Company or such third party and his or her salary is not reduced In proportion to the time spent in connection with the Proceeding or action for Indemnification. The term "Expenses" does not include the amount of judgments, fines, penalties or ERISA excise taxes actually levied against the Indemnitee.

The term "Indemnifiable Event" shall include any event or occurrence that takes place either prior to or after the execution of this Agreement, related to the service of Indemnitee as an officer and/or director of the Company, or his or her service at the request of the Company as a director, officer, employee, trustee, agent, or fiduciary of another foreign or domestic corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise. or related to anything done or not done by Indemnitee in any such capacity, whether or not the basis of a Proceeding arising in whole or in part from such Indemnifiable Event is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent of the Company or at the request of the Company, as described above, and whether or not he or she is serving in such capacity at the time any liability or Expenses are incurred for which indemnification or reimbursement is to be provided under this Agreement.

The term "Proceeding" shall include (i) any threatened, pending or completed action, suit or proceeding, whether brought in the name of the Company or otherwise and whether of a civil, criminal, administrative, investigative or other nature; and (ii) any inquiry, hearing or investigation, whether or not conducted by the Company, that Indemnitee in good faith believes might lead to the institution of any such action. suit or proceeding.

AGREEMENT TO SERVE. The Indemnitee agrees to continue to serve as an officer and/or director of the Company at the will of the Company for so long as Indemnitee is duly elected or appointed or until such time as Indemnitee tenders a resignation in writing; provided, however, that nothing in this Agreement shall be construed as providing the Indemnitee any right to continued employment.

INDEMNIFICATION IN THIRD PARTY ACTIONS. In connection with any Proceeding arising in whole or in part from an Indemnifiable Event (other than a Proceeding by or in the name of the Company to procure a judgment in its favor), the Company shall indemnify the Indemnitee against all Expenses and all judgments, fines, penalties and ERISA excise taxes actually and reasonably incurred by the Indemnitee in connection with such Proceeding, to the fullest extent permitted by Nevada law. The Company shall also cooperate fully with Indemnitee and render such assistance as Indemnitee may reasonably require in the defense of any Proceeding in which Indemnitee was or is a party or is threatened to be made a party, and shall make available to Indemnitee and his or her counsel all information and documents reasonably available to it which relate to the subject of any such Proceeding.

INDEMNIFICATION IN PROCEEDINGS BY OR IN THE NAME OF THE COMPANY. In any

Proceeding by or in the name of the Company to procure a judgment in its favor arising in whole or in part from an Indemnifiable Event, the Company shall indemnify the Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection with such Proceeding, to the fullest extent permitted by Nevada law.

CONCLUSIVE PRESUMPTION REGARDING STANDARD OF CONDUCT. The Indemnitee shall be

conclusively presumed to have met the relevant standards of conduct as defined by Nevada law for indemnification pursuant to this Agreement, unless a determination is made that the Indemnitee has not met such standards by (i) the Board of Directors of the Company by a majority vote of a quorum thereof consisting of directors who were not parties to such Proceeding, (ii) the stockholders of the Company by majority vote, or (iii) in a written opinion by independent legal counsel, selection of whom has been approved by the Indemnitee in writing.

INDEMNIFICATION OF EXPENSES OF SUCCESSFUL PARTY. Notwithstanding any other provisions of this Agreement, to the extent that the Indemnitee has been successful in defense of any Proceeding or in defense of any claim, issue or matter therein, on the merits or otherwise, including the dismissal of a Proceeding without prejudice. the Indemnitee shall be indemnified against all Expenses incurred in connection therewith to the fullest extent permitted by Nevada law.

ADVANCES OF EXPENSES. The Expenses incurred by the Indemnitee in any Proceeding shall be paid promptly by the Company in advance of the final disposition of the Proceeding at the written request of the Indemnitee to the fullest extent permitted by Nevada law; provided that if Nevada law in effect at the time so requires, the Indemnitee shall undertake in writing to repay such amount to the extent that it is ultimately determined that the Indemnitee is not entitled to indemnification.

PARTIAL INDEMNIFICATION. If the Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines, penalties or ERISA excise taxes actually and reasonably incurred by Indemnitee in the investigation, defense, appeal or settlement of any Proceeding but not, however. for the total amount thereof, the Company shall nevertheless indemnify the Indemnitee for the portion of such Expenses, judgments, fines, penalties or ERISA excise taxes to which the Indemnitee is entitled.

INDEMNIFICATION PROCEDURE; DETERMINATION OF RIGHT TO INDEMNIFICATION.

Promptly after receipt by the Indemnitee of notice of the commencement of any Proceeding, the Indemnitee will, If a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof.

If a claim under this Agreement is not paid by the Company within 30 days of receipt of written notice, the right to indemnification as provided by this Agreement shall be enforceable by the Indemnitee in any court of competent jurisdiction. it shall be a defense to any such action (other than an action brought to enforce a claim for Expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the Indemnitee has failed to meet a standard of conduct which makes it permissible under Nevada law for the Company to indemnity the Indemnitee for the amount claimed. The burden of proving by clear and convincing evidence that indemnification or advances are not appropriate shall be on the Company. Neither the failure of the directors or stockholders of the Company or independent legal counsel to have made a determination prior to the commencement of such action that indemnification or advances are proper in the circumstances because the Indemnitee has met the applicable standard of conduct, nor an actual determination by the directors or stockholders of the Company or independent legal counsel that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct.

The Indemnitee's Expenses incurred in connection with any Proceeding concerning Indemnitee's right to indemnification or advances in whole or in part pursuant to this Agreement shall also be indemnified by the Company regardless of the outcome of such Proceeding, unless a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such Proceeding was not made in good faith or was frivolous.

With respect to any Proceeding for which indemnification is requested, the Company will be entitled to participate therein at its own expense and, except as otherwise provided below, to the extent that it may wish, the Company may assume the defense thereof, with counsel satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of its election to assume the defense of a Proceeding, the Company will not be liable to the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof, other than reasonable costs of investigation or as otherwise provided below. The Indemnitee shall cooperate fully with the Company and render such assistance as the Company may reasonably require in the Company's participation in any such Proceeding and shall make available to the Company and its counsel all information and documents reasonably available to Indemnitee which relate to the subject of such Proceeding. The Company shall not be liable to indemnify the Indemnitee under this Agreement with regard to any judicial award if the Company was not given a reasonable and timely opportunity, at its expense. to participate in the defense of such action; the Company's liability hereunder shall not be excused if participation in the Proceeding by the Company was barred. The Company shall not settle any Proceeding in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee's prior written consent. The Indemnitee shall have the right to employ counsel in any Proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless (i) the employment of counsel by the Indemnitee has been authorized by the Company, (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of a Proceeding, or (iii) the Company shall not in fact have employed counsel to assume the defense of a Proceeding, in each of which cases the fees and expenses of the Indemnitee's counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any Proceeding brought by or on behalf of the Company or as to which the Indemnitee has made the conclusion that there may be a conflict of interest between the Company and the Indemnitee.

LIMITATIONS ON INDEMNIFICATION. No payments pursuant to this Agreement shall be made by the Company:

To indemnify or advance Expenses to the Indemnitee with respect to Proceedings initiated or brought voluntarily by the Indemnitee and not by way of defense, except with respect to Proceedings brought to establish or enforce a right to indemnification under this Agreement or any other Statute or law or otherwise as required under Nevada law, but such Indemnification or advancement of Expenses may be provided by the Company in specific cases if a majority of the Board of Directors finds it to be appropriate;

To indemnify the Indemnitee for any Expenses, judgments, fines, penalties or ERISA excise taxes for which the Indemnitee is indemnified by the Company otherwise than pursuant to this Agreement;

To indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any Proceeding effected without the Company's written consent; however, the Company will not unreasonably withhold its consent to any proposed settlement;

To indemnify the Indemnitee for any Expenses, judgments, fines, penalties or ERISA excise taxes for which payment is actually made to the Indemnitee under a valid and collectible insurance policy, except in respect of any excess beyond the amount of payment under such insurance;

To indemnify the Indemnitee for any Expenses, judgments, fines or penalties sustained in any Proceeding for an accounting of profits made from the purchase or sale by Indemnitee of securities of the Company pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder and amendments thereto or similar provisions of any federal, state or local statutory law;

To indemnify the Indemnitee against any Expenses, judgments, fines, penalties or ERISA excise taxes based upon or attributable to the Indemnitee having been finally adjudged to have gained any personal profit or advantage to which he or she was not legally entitled;

To indemnify the Indemnitee for any Expenses. judgments, fines, penalties or ERISA excise taxes resulting from Indemnitee's conduct which is finally adjudged to have been willful misconduct, knowingly fraudulent. deliberately dishonest or in violation of Indemnitee's duty of loyalty to the Company; or

If a court of competent jurisdiction shall finally determine that any indemnification hereunder is unlawful.

MAINTENANCE OF LIABILITY INSURANCE.

The Company hereby covenants and agrees that, as long as the Indemnitee shall continue to serve as an officer and/or director of the Company and thereafter so long as the Indemnitee shall be subject to any possible Proceeding, the Company, subject to subsection (c), shall promptly obtain and maintain in full force and effect directors' and officers' liability insurance ("D&O Insurance") in reasonable amounts from established and reputable insurers.

In all D&O Insurance policies, the Indemnitee shall be named as an insured in such a manner as to provide the Indemnitee the same rights and benefits as are accorded to the most favorably insured of the Company's officers or directors.

Notwithstanding the foregoing, the Company shall have no obligation to obtain or maintain D&O Insurance if the Company determines in good faith that such insurance is not reasonably available. The premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit.

INDEMNIFICATION HEREUNDER NOT EXCLUSIVE. The indemnification provided by this Agreement shall not be deemed 00to limit or preclude any other rights to which the Indemnitee may be entitled under the Certificate of Incorporation, the Bylaws, any agreement, any vote of stockholders or disinterested directors, Nevada law, or otherwise, both as to action In Indemnitee's official capacity and as to action in another capacity on behalf of the Company while holding such office.

SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and shall inure to the benefit of, the Indemnitee and Indemnitee's heirs, personal representatives and assigns, and the Company and its successors and assigns.

SEPARABILITY. Each provision of this Agreement is a separate and distinct agreement and Independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. To the extent required. any provision of this Agreement may be modified by a court of competent jurisdiction to preserve Its validity and to provide the Indemnitee with the broadest possible indemnification permitted under Nevada law.

SAVINGS CLAUSE. If this Agreement or any portion thereof be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify Indemnitee as to Expenses, judgments, fines, penalties or ERISA excise taxes with respect to any Proceeding to the full extent permitted by any applicable portion of this Agreement that shall not have been invalidated or by any applicable provision of the law of Nevada or the law of any other jurisdiction.

INTERPRETATION; GOVERNING LAW. This Agreement shall be construed as a whole and in accordance with its fair meaning. Headings are for convenience only and shall not be used in construing meaning. This Agreement shall be governed and interpreted In accordance with the laws of the State of Nevada.

AMENDMENTS. No amendment, waiver, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by the party against whom enforcement is sought. The Indemnification rights afforded to the Indemnitee hereby are contract rights and may not be diminished, eliminated or otherwise affected by amendments to the Company's Certificate of Incorporation, Bylaws or agreements including D&O Insurance policies.

COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other.

NOTICES. Any notice required to be given under this Agreement shall be directed to the Company at 410 Park Avenue, New York, NY 10022 and to Indemnitee at the address specified below or to such other address as either shall designate in writing.

SUBJECT MATTER. The intended purpose of this Agreement is to provide for Indemnification, and this Agreement is not intended to affect any other aspect of any relationship between the Indemnitee and the Company.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

```
AMERSIN LIFE SCIENCES CORPORATION          INDEMNITEE


By._____        _____
Its _____
                                           _____
                                                   Street Address

                                           _____
                                                 City, State, Zip Code
```



Exhibit 14.1 Code of Ethics

AMERSIN LIFE SCIENCES CORPORATION
CODE OF ETHICS

I. Introduction

This Code of Ethics summarizes principles of conduct Amersin Life Sciences Corporation ("AMERSIN") follows to ensure our business is conducted with integrity and in compliance with the law. We expect our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Covered Officers"), as well all of our employees, officers and directors, to know and follow the policies outlined in this Code of Ethics. Any employee, officer or director who violates the letter or spirit of these policies is subject to disciplinary action, up to and including termination.

Every employee, officer and director has the responsibility to obey the law and act honestly and ethically. To that end, this Code of Ethics is a guide that is intended to sensitize you to significant legal and ethical issues that arise frequently and to the mechanisms available to report illegal or unethical conduct. It is not, however, a comprehensive document that addresses every legal or ethical issue that you may confront, nor is it a summary of all laws and policies that apply to our business. AMERSIN and/or its subsidiaries have additional policies including policies of acceptable business conduct, with which you should be familiar and to which you should also refer. Ultimately, no code of ethics can replace the thoughtful behavior of an ethical officer, employee or director.

If you have any questions about this Code of Ethics or are concerned about conduct you believe violates this Code of Ethics, AMERSIN's policies or applicable laws, rules or regulations, you should consult with our General Counsel. No one at AMERSIN has the authority to make exceptions to this code of ethics except as provided in item VIII below.

II. Compliance with Laws, Rules And Regulations

All employees, officers and directors must comply fully with all applicable federal, state and local laws, rules and regulations that govern AMERSIN's business conduct, including, without limitation, antitrust laws, employee health and safety laws, environmental laws, insider trading laws and the United States' Foreign Corrupt Practices Act of 1977 and amendments thereto.

III. Conflicts Of Interest

Business decisions must be made in the best interest of AMERSIN, not motivated by personal interest or gain. Therefore, as a matter of AMERSIN policy, all employees, officers and directors must avoid any actual or perceived conflict of interest.

A "conflict of interest" occurs when an individual's personal interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of AMERSIN. A conflict of interest situation can arise when an employee takes actions or has interests (financial or other) that may make it difficult to perform his or her company work objectively and effectively. Conflicts of interest also may arise when an employee or a member of his or her family receives improper personal benefits as a result of his or her position in AMERSIN, regardless of whether such benefits are received from AMERSIN or a third party. Loans to or guarantees of obligations of, employees and their family members are of special concern. Federal law currently prohibits AMERSIN from making loans to directors and executive officers. AMERSIN's corporate bylaws were amended to reflect this.

It is difficult to identify exhaustively what constitutes a conflict of interest. For this reason, employees, officers and directors must avoid any situation in which their independent business judgment might appear to be compromised. Questions by Directors or Officers of the company about potential conflicts of interest situations, and disclosure of these situations as they arise, should be addressed and reported to the General Counsel. Other employees should address questions involving themselves first to AMERSIN's most senior officer in the region and then, if not resolved to their satisfaction, to General Counsel; however, should such question involve a director or officer of the company or if for any reason the employee would prefer anonymity such questions may be addressed directly to General Council.

IV. Corporate Opportunities

Employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that properly belong to AMERSIN or are discovered through the use of corporate property, information or position or (b) using corporate property, information or position for personal gain. Employees, officers and directors owe a duty to AMERSIN to advance its legitimate interests when the opportunity to do so arises.

V. Public Company Reporting

As a result of our status as a public company, we are required to file periodic and other reports with the Securities and Exchange Commission. AMERSIN takes its public disclosure responsibility seriously. To that end:

A. each Covered Officer and director, as well as all other employees directly involved in such matters, must take all reasonable steps to ensure that these reports and other public communications furnish the marketplace with full, fair, accurate, timely and understandable disclosure regarding the financial and business condition of AMERSIN;

B. each employee, officer and director must promptly bring to the attention of the Audit Committee of the Board of Directors or, if an audit committee has not yet been formed, to the attention of the Chief Executive Office and the Chief Financial Officer, any material information of which such person may become aware that affects the disclosures made by AMERSIN in its public filings or otherwise would assist the Audit Committee of the Board of Directors and the company in fulfilling its responsibilities; and

C. each employee, officer and director must promptly bring to the attention of the Audit Committee of the Board of Directors or, if an audit committee has not yet been formed, to the attention of the Chief Executive Officre and the Chief Financial Officer, any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls that could adversely affect AMERSIN's ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, involving management or other employees who have a significant role in AMERSIN's financial reporting, disclosures or internal controls. If an Audit Committee has not yet been formed and the employee has concern regarding any fraud, whether or not material, involving management or officers of the company who have a significant role in AMERSIN's financial reporting, such concern should be directed to the General Council.

VI. Reporting Illegal or Unethical Behavior

Each employee, officer and director has a duty to adhere to this Code of Ethics. Each employee, officer and director must also promptly bring to the attention of the Audit Committee of the Board of Directors or, if an audit committee has not yet been formed, to the attention of the Chief Executive Officer and the Chief Financial Officer any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to AMERSIN and the operation of its business, by AMERSIN or any agent thereof, or of a violation of this Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in AMERSIN's financial reporting, disclosures or internal controls. If an Audit Committee has not yet been formed, such reports may be addressed directly to General Council. Confidentiality will be maintained to the fullest extent possible.

An employee, officer or director will not be penalized for making a good-faith report of violations of this Code of Ethics or other illegal or unethical conduct, nor will we tolerate retaliation of any kind against anyone who makes a good-faith report. An employee, officer or director who submits a false report of a violation, however, will be subject to disciplinary action. If you report a violation and are also involved in some way in the violation, the fact that you stepped forward will be considered. Any employee finding themselves in that situation should step forward immediately upon realizing that such a violation has occurred.

If the result of an investigation indicates that corrective action is required, the Board of Directors will decide, or designate appropriate persons to decide, what actions to take, including, when appropriate, legal proceedings and disciplinary action up to and including termination, to rectify the problem and avoid the likelihood of its recurrence.

VII. Other AMERSIN Policies

This Code of Ethics does not supersede, change, alter or replace the existing policies and procedures already in place as stated in other existing AMERSIN policy or the policies of its subsidiaries to the extent that those policies set forth standards for ethical conduct and means of reporting breaches or suspected breaches of those standards. Statements of AMERSIN policy may contain information that is proprietary and confidential, and AMERSIN hereby expressly denies waiving any right to assert claims that the contents of such policies are proprietary and/or confidential.

This Code of Ethics and is a statements of goals and expectations for individual and business conduct. It is not intended to, and does not in any way constitute, an employment contract or an assurance of continued employment. AMERSIN does not create any contractual rights by issuing this Code of Ethics or any other statement of AMERSIN policy.

VIII. Amendment, Modification and Waiver

This Code of Ethics may be amended, modified or waived as to Covered Officers by the Board of Directors of the Company. Any change to, or waiver (whether explicit or implicit) of, this Code of Ethics affecting Covered Officers must be disclosed promptly to our stockholders either by a Form 8-K filing or by publishing a statement on our web site. Any waiver (whether explicit or implicit) of this Code of Ethics affecting an employee who is not a Covered Officer may be made by the Chief Executive Officer of the Company.

MOEN AND COMPANY LLP
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: auditca@telus.net

June 13, 2006

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 31, 2006 on the audited financial statements as at January 31, 2006, which appear in the Form 10-KSB of Amersin Life Sciences Corporation.

Yours very truly,
MOEN AND COMPANY LLP
Chartered Accountants

"Moen and Company LLP"
("Signed")

_____

Moen and Company LLP

Exhibit 23.1

Exhibit 31.1 – Certification of H. Y. (Reid) Li

CERTIFICATION

I, Hong Yun (Reid) Li, certify that:

(1) I have reviewed this Annual Report on Form 10-KSB of Amersin Life Sciences Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and believe we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ H. Y. (Reid) Li

____

H. Y. (Reid) Li
Chief Executive Officer
June 14th, 2006

Exhibit 32.1 – Certification of H. Y. Reid) Li

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Amersin Life Sciences Corporation. (the "Company") on Form 10-KSB for the twelve month period ended January 31st, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), as Chief Executive Officer of the Company I hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ H. Y. (Reid) Li

H. Y. (Reid) Li
Chief Executive Officer
June 14th, 2006

A signed original of this written statement required by Section 906 will be retained by Amersin Life Sciences Corporation and furnished to the Securities and Exchange Commission or its staff upon request.